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                               GENSYM CORPORATION
                                52 Second Avenue
                        Burlington, Massachusetts  01803

                               November 15, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  Barry N. Summer
            Loryn Zerner

       Re:   Gensym Corporation
             Rule 477 Application for Withdrawal
             Registration Statement on Form S-3 (File No. 333-68252)
             -------------------------------------------------------

Ladies and Gentlemen:

       Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, Gensym Corporation (the "Company") hereby requests withdrawal of the above-referenced registration statement on Form S-3 (the "Registration Statement"). It is the Company's understanding that this application to withdraw the Registration Statement will be deemed granted upon filing with the Securities and Exchange Commission, unless the Commission objects within 15 days after the filing hereof.

       The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the transactions contemplated thereby. The Company confirms that no securities of the Company have been sold under the Registration Statement.

       If you have any questions or comments or require further information or documentation, please do not hesitate to contact the undersigned at (781) 265-7100 or Corey C. DuFresne, Esq., of Hale and Dorr LLP, outside counsel to the Company, at (617) 526-6000.

                                    Sincerely,


                                    GENSYM CORPORATION


                                    By:   /s/ Jeffrey A. Weber
                                         ---------------------
                                         Jeffrey A. Weber
                                         Vice President, Finance and
                                         Chief Financial Officer